Microsoft to Acquire Greenfield Online Including Its European Subsidiary Ciao,

a Leading European Price Comparison and Shopping Site

Acquisition of Ciao will expand Live Search offering in Europe.

LONDON — 29 Aug 2008 — Microsoft Corp today announced that it has reached an agreement to acquire Greenfield Online Inc, owner of Ciao GmbH, one of Europe’s leading price comparison, shopping and consumer reviews sites, in a move that will further extend Microsoft’s search and e-commerce services in Europe. Under the terms of the agreement, Microsoft will commence a cash tender offer to purchase all of the outstanding shares of Greenfield Online for $17.50 (US) per share in a transaction valued at approximately $486 million (US).

Ciao is a comprehensive source for intelligent shopping on the web, combining consumer reviews and ratings from a multimillion-user-strong online community with up-to-date price information from thousands of online merchants. It currently has more than 26.5 million unique visitors per month (source: comScore Inc, May 2008) across seven countries, who so far have generated more than 5 million product reviews.

The acquisition signals a further milestone investment for Microsoft in Europe and will see Microsoft increase its European commercial search capabilities as part of its intent to make Microsoft Live Search the premier destination for consumers looking to research and purchase goods and services online, as well as enable merchants to drive greater online sales.

Ciao’s technology platform, online community and extensive merchant relationships will be integrated within the Live Search platform to deliver a richer, more rewarding experience for both advertisers and consumers.

In a related transaction, Microsoft has secured a buyer for Greenfield Online’s Internet survey solutions, a business that has been the cornerstone of Greenfield Online since 2001. Both transactions are expected to close during the fourth quarter of 2008.

“Ciao’s success has been led by a team of talented people who took a unique combination of intuitive technology and the insight that comes out of their passionate consumer community to become one of Europe’s leading shopping comparison sites,” said John Mangelaars, vice president, Consumer and Online, Microsoft Europe, Middle East and Africa. “This makes the company a fantastic asset to the future of our search offer. Integrating Ciao’s capabilities into Live Search will provide a strong launchpad for our commercial search offer in Europe and enhance our e-commerce offering on MSN.”

Microsoft’s search strategy is focused on three key areas: delivering the best results, simplifying key tasks and innovating in the business model. For commercial search, this means simplifying how consumers research and purchase online. Work is ongoing to ensure that Live Search delivers across all these categories, building on recent progress including the acquisition of Multimap and the decision to open a European Search Technology Centre this financial year.

Commenting on the announcement, Albert Angrisani, president and CEO of Greenfield Online, said, “We’re proud of the community that we have helped to establish, and we’re looking forward to exploring the new opportunities, technologies and relationships that Microsoft and the Live Search platform can unlock. Like Microsoft, we are passionate about delivering a great end-to-end commerce search experience. Today’s announcement will significantly accelerate our ambition and will deliver real benefit for consumers and merchants across Europe.”

Upon close of the agreement, the Ciao business will report to Rajat Taneja, general manager for Worldwide Commercial Search at Microsoft.

About Ciao GmbH

Ciao GmbH is one of Europe’s leading providers of consumer and price comparison websites. The firm operates shopping communities in seven countries and languages (ciao.co.uk, http://www.ciao-group.com, http://ciao.de, ciao.fr, ciao.it, ciao.es, ciao-shopping.nl, ciao.se). Internet users will find more than four million products and more than five million independent product evaluations and reports of people’s experiences in over 20 categories, such as cars, computers, digital cameras, finances, mobile phones, travel, electronics or foodstuffs. Ciao is ranked as the most popular shopping website in Europe.

Ciao GmbH was founded in Munich in 1999 and since 2005 it has belonged to Greenfield Online, Inc. (NASDAQ: SRVY). The headquarters of Ciao GmbH is in Munich. Further offices are located in London, Paris, Timisoara (Romania) and Wroclaw (Poland). Further information including digital material to provide illustration can be found at: http://www.ciao-group.com or http://www.greenfield.com/.

About Microsoft

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realise their full potential.

About Microsoft EMEA (Europe, Middle East and Africa)

Microsoft has operated in EMEA since 1982. In the region Microsoft employs more than 16,000 people in over 64 subsidiaries, delivering products and services in more than 139 countries and territories.

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This material is for informational purposes only. Microsoft Corp disclaims all warranties and conditions with regard to use of the material for other purposes. Microsoft Corp shall not, at any time, be liable for any special, direct, indirect or consequential damages, whether in an action of contract, negligence or other action arising out of or in connection with the use or performance of the material. Nothing herein should be construed as constituting any kind of warranty.

Important Additional Information: The tender offer for the outstanding common stock of Greenfield Online Inc has not yet commenced. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Greenfield Online common stock will only be made pursuant to a tender offer statement on Schedule TO, an offer to purchase and related materials that Microsoft intends to file with the Securities and Exchange Commission. Once it is filed, Greenfield Online stockholders should read these materials carefully prior to making any decisions with respect to the tender offer because they contain important information, including the terms and conditions of the tender offer. Once it is filed, Greenfield Online stockholders will be able to obtain a copy of the tender offer statement, the offer to purchase and other filed documents related to the tender offer free of charge at the Securities and Exchange Commission’s website at http://www.sec.gov, from the information agent named in the tender offer materials, or from Microsoft by going to Microsoft’s Investor Relations website at http://www.microsoft.com/msft.

PR Contacts

Alex Kingdon, Microsoft Consumer and Online

Phone: + 44 (0)7971 002936

Paul Davies, The Red Consultancy for Microsoft Consumer and Online

Phone: +44 (0)207 025 6504, +44 (0)7971 207017

E-mail: OSBEMEAConsumerteam@redconsultancy.com or Paul.davies@redconsultancy.com

Justin Bates, The Red Consultancy for Microsoft Consumer and Online

Phone: +44 (0)207 025 6419, +44 (0) 7878 357463

E-mail: redcoiemea@redconsultancy.com or justin.bates@redconsultancy.com

Microsoft EMEA Response Centre

E-mail: emearesponse@waggeneredstrom.com

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